PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2016**   AND ENDING   **DECEMBER 31, 2016**
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DEFCOM ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 DELOACHE AVENUE
(No. and Street)

DALLAS	**TEXAS**	**75225**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS FERBER   **(214) 369-2341**
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **DOUGLAS FERBER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DEFCOM ADVISORS, LLC**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:







N/A

Signature

CEO/CCO/ **MANAGING MEMBER**

Title

Public Notary

ROBERTO TAMAYO
Notary Public
STATE OF TEXAS
My Comm. Exp. 07-30-18

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEFcom Advisors, LLC

Statement of Financial Condition

Year Ended December 31, 2016

DEFCOM ADVISORS, LLC

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3-4



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Defcom Advisors, LLC

We have audited the accompanying statement of financial condition of Defcom Advisors, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Defcom Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Defcom Advisors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 23, 2017

1

DEFCOM ADVSIORS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	277,305
Commissions receivable		10,000
Prepaid Expenses		282
TOTAL ASSETS		**287,587**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable		344
Accrued expenses		3,500
Total Current Liabilities		3,844
Member's Equity		283,743
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**287,587**

See accompanying notes to financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business:

DEFcom Advisors, LLC, a Texas Limited Liability Company formed in 2011, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Revenue Recognition:

Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned, in accordance with contract provisions.

Income Taxes:

The Company has elected to be treated as a Partnership under the Internal Revenue Code. The member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2016, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2013 as of December 31, 2016. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2016, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has six customers that accounted for 78% of annual revenues during the year ended December 31, 2016.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of $273,461 and net capital in excess of net capital requirement of $5,000, in the amount of $268,461. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2016. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 – Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

NOTE 4 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

At December 31, 2016 the Company had no other commitments or contingencies.

NOTE 5 – Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2016, through the date of the financial statements. The review did not result in any subsequent events that required disclosures and/or adjustments.